Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dale Welcome
Andrew Blume
Erin Donahue
Jay Ingram

Re:	AIRO Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted January 16, 2025
CIK: 0001927958

Ladies and Gentlemen:

On behalf of AIRO Group Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 30, 2025 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on January 16, 2025 (as amended from time to time, the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s Comments and other updates.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed January 16, 2025

Summary Consolidated Financial Data, page 14

1.	We note your response to prior comment 5 indicates that pro forma financial statements are not required and would not be material to an investor in light of the information included in your filing. Considering the number of transactions that will occur in connection with the closing of the offering and “given that the BCA Transactions were not consummated,” including, but not necessarily limited to, the settlement of the Fixed Conversion Obligations and Investor Notes and various issuances and vesting of common stock, please tell us, with reference to Rule 11-01(a)(8) of Regulation S-X, how you determined that pro forma financial statements reflecting such adjustments would not be material information to investors. In doing so, quantify for us the estimated impact of such transactions, including the total amount of debt expected to be converted or extinguished, the total stock-based expense expected to be incurred, and any other gains or losses expected to be recognized. Please also refer to the prohibition set forth in Rule 11-02(a)(12)(ii) of Regulation S-X.

U.S. Securities and Exchange Commission

February 11, 2025

Page Two

In response to the Staff’s Comment, the Company has revised the disclosure on pages 71 to 74 of Amendment No. 2 to include unaudited pro forma consolidated financial information.

Non-GAAP Financial Measures, page 78

2.	We note that you present adjusted EBITDA margin but do not present the most directly comparable GAAP measure, net income (loss) margin, with equal or greater prominence. Please revise your disclosure accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s Comment, the Company has revised the disclosure on page 82 of Amendment No. 2.

Critical Accounting Policies and Estimates

Goodwill, page 89

3.

We note the disclosure revisions made in response to prior comment 13, including your disclosure on page 91 that the projected aircraft production timing for the Jaunt Journey was revised to 2031 from the previous estimate of 2028. Please tell us and revise your disclosures to clarify why the Jaunt Journey commercialization timing change resulted in “an escalation of sales price” and explain how this disclosure is consistent with the subsequent statement that the “foregoing escalation rate and production volume of the Jaunt Journey remained consistent with prior year projections.”

In response to the Staff’s Comment, the Company has revised the disclosure on page 92 of Amendment No. 2 to clarify that the escalation rate utilized in the Company’s original projections continued to be consistently applied following the revision of the estimated commercialization date to 2031. Accordingly, such escalation rate was applied to the original estimated selling price in 2028 for a period of three additional years (i.e., 2028 to 2031). As a result, the sales price in the revised estimated year 1 of commercialization (2031) increased compared to prior projections.

Exhibits

4.	We note your disclosure in the footnotes to the exhibit index that parts of certain information has been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. For instance, we note Exhibits 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, and 10.22 are marked as containing omitted information, but do not contain the relevant statement.

In response to the Staff’s Comment, the Company has revised the disclosure on page II-3 of Amendment No. 2 to clarify that Exhibits 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, and 10.22 do not contain any redactions.

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Christina T. Roupas
Christina T. Roupas

cc:	Captain Joseph Burns, AIRO Group Holdings, Inc.
Dr. Chirinjeev Kathuria, AIRO Group Holdings, Inc.
Yvan-Claude Pierre, Cooley LLP
Courtney Tygesson, Cooley LLP
Grady Chang, Cooley LLP

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com